UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  DECEMBER 2002 - AMENDED

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

Consolidated Financial Statements

(Expressed in Canadian dollars)

CRYOPAK INDUSTRIES INC.

Three and nine months ended December 31, 2002

(Unaudited)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

Amended (note 13)

(Expressed in Canadian dollars)

__________________________________________________________________________________________

December 31,

March 31,

2002

2002

(Amended

note 13)

(Unaudited)

Assets

Current assets:

Cash and cash equivalents

$

11,532

$

42,615

Term deposit – restricted

-

132,000

Accounts receivable

3,652,255

1,949,428

Advances to related company

98,156

150,567

Inventory

2,428,456

838,052

Prepaid expenses

547,868

314,667

6,738,267

3,427,329

Property, plant and equipment

1,898,107

1,082,809

Goodwill (note 5)

5,902,408

2,394,450

Other assets (note 5)

1,627,997

472,463

$

16,166,779

$

7,377,051

Liabilities and Shareholders’ Equity

Current liabilities:

Bank indebtedness

$

2,739,840

$

417,797

Accounts payable and accrued liabilities

2,797,445

1,862,375

Deferred revenues

144,836

-

Current portion of notes payable to related parties

402,334

503,129

Current portion of obligations under capital lease

180,469

180,469

Current portion of convertible loan

3,573,896

-

9,838,820

2,963,770

Convertible loan

-

3,467,213

Notes payable to related parties

333,333

-

Obligations under capital lease

433,384

567,722

10,605,537

6,998,705

Shareholders’ equity:

Share capital

6,197,772

846,650

Convertible loan

373,735

373,735

Warrants (note 8)

225,610

-

Share purchase loan

(394,000)

(394,000)

Contributed surplus

57,666

-

Deficit

(899,541)

(448,039)

5,561,242

378,346

$

16,166,779

$

7,377,051

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

________________________________________________________________________________

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Sales

$

3,780,072

$

2,443,991

$

9,186,964

$

6,795,021

Cost of sales (Schedule 1)

2,345,450

1,241,254

5,154,453

3,467,662

Gross profit

1,434,622

1,202,737

4,032,511

3,327,359

Expenses:

Sales and marketing (Schedule 2)

761,437

480,915

1,855,514

1,134,843

Administration (Schedule 2)

569,859

376,037

1,682,154

1,124,614

Amortization

190,482

88,108

342,542

275,332

Interest on bank operating line

37,155

17,224

61,494

47,170

1,558,933

962,284

3,941,704

2,581,959

Earnings (loss) from operations

(124,311)

240,453

90,807

745,400

Other earnings (expenses):

Investment income

4,762

4,759

39,913

21,924

Interest on long-term debt and
financing costs

(205,492)

(170,961)

(582,222)

(499,487)

Earnings (loss) for the period

(325,041)

74,251

(451,502)

267,837

Retained earnings (deficit), beginning
of period

(574,500)

19,306

(448,039)

(11,653,593)

Allocation of deficit to reduce share
capital (note 2)

-

-

-

11,479,313

Retained earnings (deficit) end of
period

$

(899,541)

$

93,557

$

(899,541)

$

93,557

Earnings per share (note 7):

Basic

$

(0.01)

$

0.00

$

(0.02)

$

0.01

Diluted

$

(0.01)

$

0.00

$

(0.02)

$

0.01

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Cash provided by (used) in:

Operations:

Earnings for the period

$

(325,041)

$

74,251

$

(451,502)

$

267,837

Items not involving cash:

Amortization

190,482

125,044

342,542

377,135

Accretion of convertible loan

35,921

34,498

106,683

102,457

Stock based compensation

19,162

-

57,666

-

Write-off of property, plant
and equipment

16,462

-

21,683

-

Changes in non-cash operating capital:

Accounts receivable

(94,304)

494,790

(581,453)

(493,948)

Advances to related company

19,081

(4,924)

52,411

7,480

Prepaid expenses

(48,622)

(86,882)

(180,300)

(152,911)

Inventory

(33,786)

(134,808)

(763,370)

(195,105)

Accounts payable and accrued
liabilities

126,009

(425,407)

224,547

191,829

Deferred revenues

(2,993)

-

144,836

-

(97,629)

76,562

(1,026,257)

104,774

Investments:

Acquisition of property, plant and
equipment

(48,799)

(25,511)

(253,958)

(82,717)

Acquisition of subsidiaries (note 12)

(5,233,796)

-

(5,233,796)

-

Term Deposits

4,157,343

(1,155)

132,000

(3,465)

(1,125,252)

(26,666)

(5,355,754)

(86,182)

Financing:

Proceeds from bank indebtedness

1,608,673

17,166

1,832,531

137,493

Issuance of shares for cash

63,348

3,800

6,088,847

3,800

Repayment of notes payable

193,000

(28,007)

(267,462)

(92,008)

Share issue costs

-

-

(532,483)

-

Repayment of capital lease obligations

(44,779)

(42,855)

(134,338)

(90,881)

Repayment of term loan

(636,167)

-

(636,167)

-

1,184,075

(49,896)

6,350,928

(41,596)

Decrease in cash and cash equivalents

(38,806)

-

(31,083)

(23,004)

Cash and cash equivalents, beginning
of period

50,338

-

42,615

23,004

Cash and cash equivalents, end of
period

$

11,532

$

-

$

11,532

$

-

Supplementary cash flow information (note 10)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three and nine months ended December 31, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  In addition, on September 18, 2001, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.  The deficit and share capital at December 31, 2001 have been restated to reflect this allocation.  The impact of these restatements on the December 31, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at December 31, 2001:

Convertible loan-liability

$

2,628,530

$

803,833

$

3,432,363

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

388,071

28,369

416,440

Retained earnings (deficit)

(11,144,630)

11,238,187

93,557

Share capital

11,855,464

(11,479,313)

376,151

Three months ended December 31, 2001:

Interest on long-term debt and other
financing costs

131,515

39,446

170,961

Earnings for the period

113,697

(39,446)

74,251

Earnings per share

0.01

0.00

0.01

Nine months ended December 31, 2001:

Interest on long-term debt and other
financing costs

382,186

117,301

499,487

Earnings for the period

385,138

(117,301)

267,837

Earnings per share

0.01

0.00

0.01

Accretion of the effective debt discount of $106,683 has been recorded for the nine months ended December 31, 2002.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting units goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.

(b)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives relate to customer relationships and are amortized on a straight-line basis over 5 years.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

3.

Significant accounting policies (continued):

(c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement in cash or by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 6).

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $102,006 for the nine months ended December 31, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

4.

Changes in accounting policies (continued):

(a)

Business combinations, goodwill and other intangible assets (continued):

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Earnings for the period

$  (325,041)

$     74,251

$  (451,502)

$  267,837

Amortization of goodwill

-

34,002

-

102,006

Earnings before amortization
of goodwill

$  (325,041)

$   108,253

$  (451,502)

$  369,843

The impact of goodwill amortization on earnings per share is described in note 7.

Goodwill and intangible assets with an indefinite useful life were reviewed for impairment.  No impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Goodwill and other assets:

(a)

The change in the carrying amount of goodwill for the nine months ended December 31, 2002 are as follows:

Balance at April 1, 2002

$

2,394,450

Goodwill acquired (note 12)

3,507,958

Balance at December 31, 2002

$

5,902,408

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

5.

Goodwill and other assets (continued):

(b)

Other assets as at December 31, 2002 are as follows:

Gross

carrying

Accumulated

amount

amortization

Total

Amortized intangible assets:

Licences and trademarks                               $    419,434        $   306,124        $   113,310

Patents

250,000

150,158

99,842

Customer relationships

1,369,000

68,450

1,300,550

Deferred finance costs

500,351

386,056

114,295

                                                                              $2,538,785        $910,788          $1,627,997

Customer relationships of $1,369,000 were acquired as part of the Ice-Pak acquisition (note 12). The aggregate amortization expense for the three and nine months ended December 31, 2002 was $182,149 and $259,407, respectively.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings (loss) would have been reduced (increased) to the pro forma amounts indicated below.  The increase in loss would not change disclosed loss per common share amounts.

Three months

Nine months

ended

ended

December 31,

December 31,

2002

2002

Loss:

As reported

$

(325,041)

$

(451,502)

Pro forma

(344,204)

(509,169)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the nine months ended December 31, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.3 years; and volatility of 114%.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

7.

Earnings per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended December 31, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(325,041)

31,439,252

$

(0.01)

$

108,253

20,988,857

$

0.01

Stock options

-

-

-

-

145,111

-

Diluted

$

(325,041)

31,439,252

$

(0.01)

$

108,253

21,133,968

$

0.01

Earnings per common share:

Basic

$

(325,041)

31,439,252

$

(0.01)

$

74,251

20,988,857

$

0.00

Stock options

-

-

-

-

145,111

-

Diluted

$

(325,041)

31,439,252

$

(0.01)

$

74,251

21,133,968

$

0.00

For the nine months ended December 31, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(451,502)

29,646,885

$

(0.02)

$

369,843

20,971,280

$

0.02

Stock options

-

-

-

-

160,556

-

Diluted

$

(451,502)

29,646,885

$

(0.02)

$

369,843

21,131,836

$

0.02

Earnings per common share:

Basic

$

(451,502)

29,646,885

$

(0.02)

$

267,837

20,971,280

$

0.01

Stock options

-

-

-

-

160,556

-

Diluted

$

(451,502)

29,646,885

$

(0.02)

$

267,837

21,131,836

$

0.01

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the nine months ended December 31, 2002, the Company sold approximately $1,289,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Interest paid

$

66,394

$

33,515

$

919,118

$

66,507

Interest received

4,702

916

14,506

4,984

Non-cash financing and investing
activities:

Deferred finance costs amortized
to share capital

-

-

109,632

-

375,000 warrants issued as
finders fee

-

-

225,610

-

Issuance of shares on acquisition
(note 12)

130,000

-

130,000

-

Issuance of note on acquisition
(note 12)

500,000

-

500,000

-

11.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

12.

Acquisition of Subsidiary:

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for a cost of $5,869,387.  Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003.  The results of operations have been consolidated since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets

$

2,033,882

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,507,958

Total assets acquired

7,721,908

Current liabilities

1,852,521

Purchase price

$

5,869,387

13.

Amendment:

Subsequent to the filing of the interim financial statements for the three and nine months ended December 31, 2002, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices.  As a result of this process, the Company is restating its previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact the Company’s consolidated financial statements for the year ended March 31, 2002.

The following table and narrative provide information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings (loss) amounts previously reported in the Company’s published unaudited interim quarterly consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

13.

Amendment (continued):

Effects on net earnings (loss):

Nine months

Three months ended

ended

June 30,

September 30,

December 31,

December 31,

2002

2002

2002

2002

Revenue adjustments (a)                       $  (182,778)        $(260,596)    $     34,022      $  (409,352)

Inventory adjustments (b)

-

(219,298)

(82,132)

(301,430)

Stock compensation charges (c)

(12,481)

(26,023)

(19,162)

(57,666)

Prepaid expense adjustments (d)

-

(121,146)

(15,572)

(136,718)

Purchase price adjustments (e)

-

-

(118,450)

(118,450)

Total effect on net earnings (loss)       $  (195,259)        $(627,063)     $  (201,294)     $(1,023,616)

(a)

The Company previously recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that the Company not ship the products until an unspecified future date.  The Company also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  The Company has reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

The Company identified a difference between the physical inventory value and the amount recorded in the accounting records at September 30, 2002, and this difference was not corrected at that time.  In addition, certain inventory costing errors were identified during the three months ended December 31, 2002, which were not corrected at that time.  These adjustments correct the carrying values assigned to inventory on hand at the reporting dates.

(c)

During fiscal year 2003, the Company granted certain options to non-employees.  The Company has concluded that these should be accounted for at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for the Company commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

(a)

The Company identified certain amounts recorded as prepaid expenses in the previously issued unaudited interim consolidated financial statements for which the applicable services had already been provided at the relevant period end.  In addition, the Company identified $50,000 of expenses that were prepaid as of December 31, 2002, but which were previously recorded as part of the purchase price on acquisition of Ice-Pak (see further discussion in (e) below).  These adjustments recognize the expenses in the period the service is provided.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

13.

Amendment (continued):

(e)

During the quarter ended December 31, 2002, the Company finalized the purchase price allocation for the Ice-Pak acquisition (note 12) and determined that $1,369,000 previously allocated to goodwill related to customer relationships.  Customer relationships are being amortized on a straight-line basis over five years, resulting in a charge of $68,450 for the three months ended December 31, 2002.  In addition, the Company identified $100,000 of prepaid consulting fees which were previously recorded as part of the purchase price at the date of acquisition.  $50,000 of this amount was required to be expensed during the three months ended December 31, 2002 as the services were provided.  These adjustments reflect the impact of the restated purchase price on the reported net earnings (loss).

Balance sheet reclassification:

In addition to the above adjustments, the Company determined that the convertible loan had previously been presented as a long-term liability and this loan has been reclassified as a current liability in these financial statements.

The consolidated financial statements, including the statements of cash flows, for the three and nine months ended December 31, 2002 have been amended to record these adjustments.  The impact of these amendments on the previously filed financial statements is as follows:

As previously

reported

Adjustment

Restated

As at December 31, 2002:

Accounts receivable

$

4,175,286

$

(523,031)

$

3,652,255

Inventory

2,471,371

(42,915)

2,428,456

Prepaid expenses

634,586

(86,718)

547,868

Goodwill

7,371,408

(1,469,000)

5,902,408

Intangibles and other assets

327,447

1,300,550

1,627,997

Deferred revenue

-

144,836

144,836

Current portion of convertible loan

-

3,573,896

3,573,896

Non-current portion of convertible loan

3,573,896

(3,573,896)

-

Contributed surplus

-

57,666

57,666

Retained earning (deficit)

124,075

(1,023,616)

(899,541)

Three months ended December 31, 2002:

Sales

4,062,577

(282,505)

3,780,072

Cost of sales

2,369,586

(24,136)

2,345,450

Sales and marketing

798,927

(37,490)

761,437

Administration

657,894

(88,035)

569,859

Amortization

122,032

68,450

190,482

Loss for the period

(123,747)

(201,294)

(325,041)

Loss per share

0.00

(0.01)

(0.01)

Nine months ended December 31, 2002:

Sales

10,508,653

(1,321,689)

9,186,964

Cost of sales

5,450,164

(295,711)

5,154,453

Sales and marketing

1,957,119

(101,605)

1,855,514

Administration

1,651,361

30,793

1,682,154

Amortization

274,092

68,450

342,542

Earnings (loss) for the period

572,114

(1,023,616)

(451,502)

Earnings (loss) per share

0.02

(0.04)

(0.02)

CRYOPAK INDUSTRIES INC.

Cost of Sales

Schedule 1

(Unaudited)

 Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Freight and brokerage fees

$

426,880

$

200,655

$

939,795

$

520,510

Purchases

1,113,023

734,640

2,344,996

1,982,987

Rent and utilities

88,886

62,466

207,592

170,995

Repair and maintenance

65,696

27,742

160,011

111,049

Testing charges

46,708

4,252

107,391

43,443

Warranty costs

2,830

3,240

38,821

6,623

Wages

601,427

208,259

1,355,847

632,055

Total cost of sales

$

2,345,450

$

1,241,254

$

5,154,453

$

3,467,662

#

CRYOPAK INDUSTRIES INC.

Operating Expenses

Schedule 2

(Unaudited)

Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Sales and marketing expenses:

Bad debt

$      (553)

$            -

$    39,447

$              -

Marketing

119,248

114,063

389,583

300,568

Royalties

61,331

23,701

128,111

71,020

Salaries and benefits

375,623

214,959

825,846

498,653

Travel and entertainment

159,934

108,234

395,441

223,990

Vehicle

45,854

19,958

77,086

40,612

Total sales and marketing expenses

761,437

480,915

1,855,514

1,134,843

Administrative expenses:

Corporate printing and public
relations

71,126

71,028

208,233

189,305

Management and consulting fees

147,366

88,978

624,964

306,976

Office supplies and stationary

(16,796)

32,713

125,523

158,148

Professional fees

115,901

117,311

308,492

280,585

Rent

71,318

16,865

115,010

49,656

Salaries and benefits

149,948

27,526

215,048

72,145

Telephone

25,607

15,921

61,253

50,772

Filing, listing and transfer agent fees

5,389

5,695

23,631

17,027

Total administrative expenses

569,859

376,037

1,682,154

1,124,614

Total operating expenses

$

1,331,296

$

856,952

$

3,537,668

$

2,259,457

FORM 51-901F

RESTATED QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒ ☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com December 31, 2002
DATE OF REPORT (YY/MM/DD):	2003/07/28

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“John Morgan”

John Morgan

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

“John McEwen”

John McEwen

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

#

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 234,828
Consulting fees to arm’s length parties	332,470
Stock compensation expense	57,666
Total	$ 624,964

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $234,828 paid to two companies owned by two officers of the Company.

Royalties in the amount of $53,333 were paid to a current director and a former director of the Company.

3.

Summary of Securities Issued and Options Granted

Securities Issued:

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Private Placement
April 26/02	Common shares	7,500,000	$0.80	$6,000,000 Cash	$525,000

Exercise of Options
April 3/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Apr 26/02	Common shares	25,000	$0.50	$12,500 Cash	Nil
Sep 20/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Oct 10/02	Common shares	50,000	$0.50	$25,000 Cash	Nil
Nov 5/02	Common shares	48,000	$0.52	$24,960 Cash	Nil
Nov 8/02	Common shares	20,000	$0.65	$13,000 Cash	Nil

Bonus Shares for Guarantee of Line of Credit
May 14/02	Common shares	40,000	$0.50	Nil	Nil

Issuance of Earn-Out Shares
Oct 10/02	Common shares	300,000	N/A	N/A	Nil

Options Granted:

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Employee	125,000	$1.00	Mar 1/07	May 21/02
Employee	150,000	$1.00	May 21/07	May 21/02
Consultant	50,000	$0.75	Aug 1/07	Aug 1/02
Employees	130,000	$0.80	Aug 29/07	Aug 29/02
Employee	225,000	$0.91	Oct 1/06	Oct 1/02
Consultant	50,000	$0.91	Oct 1/03	Oct 1/02
Employee	20,000	$0.82	Oct 30/07	Oct 30/02
Rob Fetherstonhaugh	100,000	$0.95	Oct 30/07	Oct 30/02
Donald Lyons	100,000	$0.95	Oct 30/07	Oct 30/02
Robert Fisher	100,000	$0.95	Oct 30/07	Dec 9/02
John McEwen	150,000	$0.95	Oct 30/07	Dec 9/02

4.

Summary of Securities

Authorized Share Capital and Number of Shares Issued and Outstanding:

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
29,901,054	Shares issued and outstanding

List of Options, Warrants and Convertible Securities:

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	225,000	$0.50	February 17, 2003
	172,000	0.52	February 17, 2003
	50,000	0.91	October 1, 2003
	366,000	0.57	November 18, 2003
	750,000	0.76	March 19, 2004
	50,000	0.65	February 1, 2005
	316,000	0.57	February 1, 2005
	80,000	0.65	July 13, 2005
	147,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	170,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	225,000	0.91	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
	20,000	0.91	October 30, 2007
	450,000	0.95	October 30, 2007
Warrants	3,750,000	$ 1.25	April 26, 2003
	606,250	3.00	June 7, 2003
Convertible loan	1,212,500	$ 3.00	June 7, 2003
Earn-out shares	2,700,000	N/A

Shares in Escrow:

1,415,610 common shares

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John Morgan
John Morgan	Douglas Reid
John McEwen	Harley Sinclair
Ross Morrison	John McEwen
Robert Fisher	Charn Rai
Robert Fetherstonhaugh	Raj Gill
Donald Lyons	Vincent Migliore

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended December 31, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Comparative Figures

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The results of operations have been consolidated since the date of acquisition. The comparative figures for the three and nine months ended December 31, 2002 include the operational results of Ice-Pak only from the date of acquisition of Ice-Pak to December 31, 2002.  Accordingly, the reader should be aware that a comparison of the operation results for the two periods may not be meaningful.

Major Events Impacting the Business for the Quarter Ended December 31, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 55% over the prior year’s quarter and 35% over the prior year’s nine months,

•

Completed the acquisition of Ice-Pak for a purchase price of $5,869,387. Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003,

•

Arranged a new $6 million secured revolving credit facility with a Canadian chartered bank.

RESULTS OF OPERATIONS

Financial Highlights - For the Quarter Ended December 31

	3 months ended December 31		9 months ended December 31
	2002	2001	2002	2001

Sales	$3,780,072	$2,443,991	$9,186,964	$6,795,021

Gross profit	1,434,622	1,202,737	4,032,511	3,327,359

Earnings/(loss) from operations	(124,311)	240,453	90,807	745,400

Earnings/(loss) for the period	$(325,041)	$74,251	$(451,502)	$267,837

Earnings/(loss) per share	$(0.01)	$0.00	$(0.02)	$0.01
Weighted average common shares outstanding	31,439,252	21,133,968	29,646,885	21,131,836

Operating Results for the Quarter Ended December 31, 2002 Compared to December 31, 2001

Revenues - The Company’s quarterly sales increased to $3,780,072 from $2,443,991, an increase of 55%.  The year-to-date sales increased to $9,186,964 from $6,795,021, an increase of 35%.  The increase in sales for the nine months reflects the Company’s successful efforts to market its retail products, including the announced sales to Costco, and the addition of the Ice-Pak group of companies.  The sales for the quarter without the inclusion of Ice-Pak were $3,074,544 compared to $2,443,991 the previous year and $8,296,900 for the year compared to $6,795,021 in the previous year.

Gross Profit - Gross profit increased to $4,032,511 from $3,327,359 in 2001.  The gross profit percentage decreased to 44% from 49% in 2001.  The decrease in gross profit percentage is primarily due to an increase in freight costs.

Sales and Marketing Expenses - Sales and marketing expenses for the quarter increased to $761,437 from $480,915, an increase of 58% and for the nine months from $1,855,514 from $1,134,843, an increase of 64%. The increase is mainly due to the Company’s increased sales and marketing efforts, specifically, the hiring of two sales and marketing managers and an increase in travel by the sales group.

Administrative Expenses – Administrative expenses have increased from to $569,859 from $376,037 in 2001 for the quarter and to $1,682,154 from $1,124,614 for the nine month period.  The increase is primarily due to the integration costs related to the addition of the Ice-Pak group of companies.  For the nine month period, the increase is due primarily to the increase of management and consulting fees.

Depreciation and Amortization – Depreciation and amortization expense increased from $88,106 in 2001 to $190,482 in 2002.  The increase is mainly due to the amortization of the capital assets of the Ice-Pak group of companies.

Earnings/(loss) from Operations – Loss from operations was ($124,311) in the quarter compared to earnings of $240,453 in the previous year’s quarter.  This is due to the fact that sales and marketing and administration cost increases exceeded the Company’s increase in gross profit for the period.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest accrued on the convertible debenture, interest on capital leases and amortization of financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  In addition, the Company has retained the services of J. Pollack & Company (“Pollack”) of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to April 30, 2003.  Monthly consideration remains at $5,000USD.  Pollack provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At December 31, 2002, the Company had negative working capital of $3,100,553 as compared to positive working capital of $463,559 for the year ended March 31, 2002.  The decrease in working capital was primarily due to the inclusion of the convertible loan in current liabilities.

Accounts receivable at December 31, 2002 are $3,652,255 compared to $1,949,428 for fiscal year 2002.  Inventory totals $2,428,456, up from $838,052 at March 31, 2002.  The increased investment in accounts receivable and inventory is attributable to the increased sales volumes and the addition of the Ice-Pak companies.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

At December 31, 2002, the Company had a $6 million credit facility secured by accounts receivable and inventory, subject to margin limits.  At December 31, 2002 this limit was $3,081,000 and $2,729,840 was drawn on the line.  This facility is due on demand and bears interest at prime plus 1.0% per annum.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $48,799 comprised of computer equipment and software in the amount of $9,225, leasehold improvements in the manufacturing area of the plant totaling $8,063 and new manufacturing equipment in the amount of $31,511.

SUMMARY OF DEBT

Long term debt comprised of the convertible loan, notes payable to related parties and capital lease obligations.  These amounts are summarized below:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Long term	$ 766,717	$ -	$333,333	$433,384
Current portion	4,156,699	3,573,896	402,334	180,469
Totals	4,923,416	3,573,896	735,667	613,853
Equity portion of convertible loan	373,735	373,735	-	-
	$ 5,297,151	$ 3,947,631	$735,667	$613,853

(1)

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this financing were used primarily to finance the acquisition of the Northland companies.

(2)

The notes payable to related party totaled $735,667, of which $500,000 bears interest at HSBC prime plus 2%, and the balance is interest free.

(3)

The capital lease maturities range from July 31, 2004 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

OUTLOOK

The Company’s goal is to achieve growth, (i) internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base, to adding new customers and, (ii) by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packaging solutions.

In October 2002, the Company completed the purchase of the Ice-Pak group of companies.  The acquisition provides the Company with an Eastern location, an expanded product line up and the benefit of its experience with the retail and industrial segments of its business (see Note 12 to the consolidated financial statements).

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002, however, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net earnings/(loss) due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1.3 million of product to one customer in the nine months ended December 31, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC  V3M 5R4

Item 2.

Date of Material Change

July 28, 2003

Item 3.

Press Release

N/A

Item 4.

Summary of Material Change

Amended December 2002 Consolidated Financial Statements.

Item 5.

Full Description of Material Change

Consolidated Financial Statements

(Expressed in Canadian dollars)

CRYOPAK INDUSTRIES INC.

Three and nine months ended December 31, 2002

(Unaudited)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

Amended (note 13)

(Expressed in Canadian dollars)

December 31,

March 31,

2002

2002

(Amended

note 13)

(Unaudited)

Assets

Current assets:

Cash and cash equivalents

$

11,532

$

42,615

Term deposit – restricted

-

132,000

Accounts receivable

3,652,255

1,949,428

Advances to related company

98,156

150,567

Inventory

2,428,456

838,052

Prepaid expenses

547,868

314,667

6,738,267

3,427,329

Property, plant and equipment

1,898,107

1,082,809

Goodwill (note 5)

5,902,408

2,394,450

Other assets (note 5)

1,627,997

472,463

$

16,166,779

$

7,377,051

Liabilities and Shareholders’ Equity

Current liabilities:

Bank indebtedness

$

2,739,840

$

417,797

Accounts payable and accrued liabilities

2,797,445

1,862,375

Deferred revenues

144,836

-

Current portion of notes payable to related parties

402,334

503,129

Current portion of obligations under capital lease

180,469

180,469

Current portion of convertible loan

3,573,896

-

9,838,820

2,963,770

Convertible loan

-

3,467,213

Notes payable to related parties

333,333

-

Obligations under capital lease

433,384

567,722

10,605,537

6,998,705

Shareholders’ equity:

Share capital

6,197,772

846,650

Convertible loan

373,735

373,735

Warrants (note 8)

225,610

-

Share purchase loan

(394,000)

(394,000)

Contributed surplus

57,666

-

Deficit

(899,541)

(448,039)

5,561,242

378,346

$

16,166,779

$

7,377,051

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Sales

$

3,780,072

$

2,443,991

$

9,186,964

$

6,795,021

Cost of sales (Schedule 1)

2,345,450

1,241,254

5,154,453

3,467,662

Gross profit

1,434,622

1,202,737

4,032,511

3,327,359

Expenses:

Sales and marketing (Schedule 2)

761,437

480,915

1,855,514

1,134,843

Administration (Schedule 2)

569,859

376,037

1,682,154

1,124,614

Amortization

190,482

88,108

342,542

275,332

Interest on bank operating line

37,155

17,224

61,494

47,170

1,558,933

962,284

3,941,704

2,581,959

Earnings (loss) from operations

(124,311)

240,453

90,807

745,400

Other earnings (expenses):

Investment income

4,762

4,759

39,913

21,924

Interest on long-term debt and
financing costs

(205,492)

(170,961)

(582,222)

(499,487)

Earnings (loss) for the period

(325,041)

74,251

(451,502)

267,837

Retained earnings (deficit), beginning
of period

(574,500)

19,306

(448,039)

(11,653,593)

Allocation of deficit to reduce share
capital (note 2)

-

-

-

11,479,313

Retained earnings (deficit) end of
period

$

(899,541)

$

93,557

$

(899,541)

$

93,557

Earnings per share (note 7):

Basic

$

(0.01)

$

0.00

$

(0.02)

$

0.01

Diluted

$

(0.01)

$

0.00

$

(0.02)

$

0.01

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Amended

(Restated

(Amended

(Restated

- note 13)

- note 2)

- note 13)

- note 2)

Cash provided by (used) in:

Operations:

Earnings for the period

$

(325,041)

$

74,251

$

(451,502)

$

267,837

Items not involving cash:

Amortization

190,482

125,044

342,542

377,135

Accretion of convertible loan

35,921

34,498

106,683

102,457

Stock based compensation

19,162

-

57,666

-

Write-off of property, plant
and equipment

16,462

-

21,683

-

Changes in non-cash operating capital:

Accounts receivable

(94,304)

494,790

(581,453)

(493,948)

Advances to related company

19,081

(4,924)

52,411

7,480

Prepaid expenses

(48,622)

(86,882)

(180,300)

(152,911)

Inventory

(33,786)

(134,808)

(763,370)

(195,105)

Accounts payable and accrued
liabilities

126,009

(425,407)

224,547

191,829

Deferred revenues

(2,993)

-

144,836

-

(97,629)

76,562

(1,026,257)

104,774

Investments:

Acquisition of property, plant and
equipment

(48,799)

(25,511)

(253,958)

(82,717)

Acquisition of subsidiaries (note 12)

(5,233,796)

-

(5,233,796)

-

Term Deposits

4,157,343

(1,155)

132,000

(3,465)

(1,125,252)

(26,666)

(5,355,754)

(86,182)

Financing:

Proceeds from bank indebtedness

1,608,673

17,166

1,832,531

137,493

Issuance of shares for cash

63,348

3,800

6,088,847

3,800

Repayment of notes payable

193,000

(28,007)

(267,462)

(92,008)

Share issue costs

-

-

(532,483)

-

Repayment of capital lease obligations

(44,779)

(42,855)

(134,338)

(90,881)

Repayment of term loan

(636,167)

-

(636,167)

-

1,184,075

(49,896)

6,350,928

(41,596)

Decrease in cash and cash equivalents

(38,806)

-

(31,083)

(23,004)

Cash and cash equivalents, beginning
of period

50,338

-

42,615

23,004

Cash and cash equivalents, end of
period

$

11,532

$

-

$

11,532

$

-

Supplementary cash flow information (note 10)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three and nine months ended December 31, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  In addition, on September 18, 2001, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.  The deficit and share capital at December 31, 2001 have been restated to reflect this allocation.  The impact of these restatements on the December 31, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at December 31, 2001:

Convertible loan-liability

$

2,628,530

$

803,833

$

3,432,363

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

388,071

28,369

416,440

Retained earnings (deficit)

(11,144,630)

11,238,187

93,557

Share capital

11,855,464

(11,479,313)

376,151

Three months ended December 31, 2001:

Interest on long-term debt and other
financing costs

131,515

39,446

170,961

Earnings for the period

113,697

(39,446)

74,251

Earnings per share

0.01

0.00

0.01

Nine months ended December 31, 2001:

Interest on long-term debt and other
financing costs

382,186

117,301

499,487

Earnings for the period

385,138

(117,301)

267,837

Earnings per share

0.01

0.00

0.01

Accretion of the effective debt discount of $106,683 has been recorded for the nine months ended December 31, 2002.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting units goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.

(b)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives relate to customer relationships and are amortized on a straight-line basis over 5 years.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

3.

Significant accounting policies (continued):

(c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement in cash or by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 6).

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $102,006 for the nine months ended December 31, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

4.

Changes in accounting policies (continued):

(a)

Business combinations, goodwill and other intangible assets (continued):

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Earnings for the period

$(325,041)

$  74,251

$(451,502)

$267,837

Amortization of goodwill

-

34,002

-

102,006

Earnings before amortization
of goodwill

$(325,041)

$108,253

$(451,502)

$369,843

The impact of goodwill amortization on earnings per share is described in note 7.

Goodwill and intangible assets with an indefinite useful life were reviewed for impairment.  No impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Goodwill and other assets:

(a)

The change in the carrying amount of goodwill for the nine months ended December 31, 2002 are as follows:

Balance at April 1, 2002

$

2,394,450

Goodwill acquired (note 12)

3,507,958

Balance at December 31, 2002

$

5,902,408

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

5.

Goodwill and other assets (continued):

(b)

Other assets as at December 31, 2002 are as follows:

Gross

carrying

Accumulated

amount

amortization

Total

Amortized intangible assets:

Licences and trademarks                                    $419,434           $306,124         $113,310

Patents

250,000

150,158

99,842

Customer relationships

1,369,000

68,450

1,300,550

Deferred finance costs

500,351

386,056

114,295

                                                                                 $2,538,785       $910,788        $1,627,997

Customer relationships of $1,369,000 were acquired as part of the Ice-Pak acquisition (note 12). The aggregate amortization expense for the three and nine months ended December 31, 2002 was $182,149 and $259,407, respectively.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings (loss) would have been reduced (increased) to the pro forma amounts indicated below.  The increase in loss would not change disclosed loss per common share amounts.

Three months

Nine months

ended

ended

December 31,

December 31,

2002

2002

Loss:

As reported

$

(325,041)

$

(451,502)

Pro forma

(344,204)

(509,169)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the nine months ended December 31, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.3 years; and volatility of 114%.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

7.

Earnings per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended December 31, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(325,041)

31,439,252

$

(0.01)

$

108,253

20,988,857

$

0.01

Stock options

-

-

-

-

145,111

-

Diluted

$

(325,041)

31,439,252

$

(0.01)

$

108,253

21,133,968

$

0.01

Earnings per common share:

Basic

$

(325,041)

31,439,252

$

(0.01)

$

74,251

20,988,857

$

0.00

Stock options

-

-

-

-

145,111

-

Diluted

$

(325,041)

31,439,252

$

(0.01)

$

74,251

21,133,968

$

0.00

For the nine months ended December 31, 2002:

2002

2001

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of
goodwill per common share:

Basic

$

(451,502)

29,646,885

$

(0.02)

$

369,843

20,971,280

$

0.02

Stock options

-

-

-

-

160,556

-

Diluted

$

(451,502)

29,646,885

$

(0.02)

$

369,843

21,131,836

$

0.02

Earnings per common share:

Basic

$

(451,502)

29,646,885

$

(0.02)

$

267,837

20,971,280

$

0.01

Stock options

-

-

-

-

160,556

-

Diluted

$

(451,502)

29,646,885

$

(0.02)

$

267,837

21,131,836

$

0.01

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the nine months ended December 31, 2002, the Company sold approximately $1,289,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Interest paid

$

66,394

$

33,515

$

919,118

$

66,507

Interest received

4,702

916

14,506

4,984

Non-cash financing and investing
activities:

Deferred finance costs amortized
to share capital

-

-

109,632

-

375,000 warrants issued as
finders fee

-

-

225,610

-

Issuance of shares on acquisition
(note 12)

130,000

-

130,000

-

Issuance of note on acquisition
(note 12)

500,000

-

500,000

-

11.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

12.

Acquisition of Subsidiary:

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for a cost of $5,869,387.  Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003.  The results of operations have been consolidated since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets

$

2,033,882

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,507,958

Total assets acquired

7,721,908

Current liabilities

1,852,521

Purchase price

$

5,869,387

13.

Amendment:

Subsequent to the filing of the interim financial statements for the three and nine months ended December 31, 2002, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices.  As a result of this process, the Company is restating its previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact the Company’s consolidated financial statements for the year ended March 31, 2002.

The following table and narrative provide information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings (loss) amounts previously reported in the Company’s published unaudited interim quarterly consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

13.

Amendment (continued):

Effects on net earnings (loss):

Nine months

Three months ended

ended

June 30,

September 30,

December 31,

December 31,

2002

2002

2002

2002

Revenue adjustments (a)                      $(182,778)         $(260,596)          $ 34,022       $ (409,352)

Inventory adjustments (b)

-

(219,298)

(82,132)

(301,430)

Stock compensation charges (c)

(12,481)

(26,023)

(19,162)

(57,666)

Prepaid expense adjustments (d)

-

(121,146)

(15,572)

(136,718)

Purchase price adjustments (e)

-

-

(118,450)

(118,450)

Total effect on net earnings (loss)         $(195,259)       $(627,063)         $(201,294)   $(1,023,616)

(a)

The Company previously recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that the Company not ship the products until an unspecified future date.  The Company also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  The Company has reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

The Company identified a difference between the physical inventory value and the amount recorded in the accounting records at September 30, 2002, and this difference was not corrected at that time.  In addition, certain inventory costing errors were identified during the three months ended December 31, 2002, which were not corrected at that time.  These adjustments correct the carrying values assigned to inventory on hand at the reporting dates.

(c)

During fiscal year 2003, the Company granted certain options to non-employees.  The Company has concluded that these should be accounted for at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for the Company commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

(a)

The Company identified certain amounts recorded as prepaid expenses in the previously issued unaudited interim consolidated financial statements for which the applicable services had already been provided at the relevant period end.  In addition, the Company identified $50,000 of expenses that were prepaid as of December 31, 2002, but which were previously recorded as part of the purchase price on acquisition of Ice-Pak (see further discussion in (e) below).  These adjustments recognize the expenses in the period the service is provided.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 13)

(Unaudited)

(Expressed in Canadian dollars)

Three and nine months ended December 31, 2002 and 2001

13.

Amendment (continued):

(e)

During the quarter ended December 31, 2002, the Company finalized the purchase price allocation for the Ice-Pak acquisition (note 12) and determined that $1,369,000 previously allocated to goodwill related to customer relationships.  Customer relationships are being amortized on a straight-line basis over five years, resulting in a charge of $68,450 for the three months ended December 31, 2002.  In addition, the Company identified $100,000 of prepaid consulting fees which were previously recorded as part of the purchase price at the date of acquisition.  $50,000 of this amount was required to be expensed during the three months ended December 31, 2002 as the services were provided.  These adjustments reflect the impact of the restated purchase price on the reported net earnings (loss).

Balance sheet reclassification:

In addition to the above adjustments, the Company determined that the convertible loan had previously been presented as a long-term liability and this loan has been reclassified as a current liability in these financial statements.

The consolidated financial statements, including the statements of cash flows, for the three and nine months ended December 31, 2002 have been amended to record these adjustments.  The impact of these amendments on the previously filed financial statements is as follows:

As previously

reported

Adjustment

Restated

As at December 31, 2002:

Accounts receivable

$

4,175,286

$

(523,031)

$

3,652,255

Inventory

2,471,371

(42,915)

2,428,456

Prepaid expenses

634,586

(86,718)

547,868

Goodwill

7,371,408

(1,469,000)

5,902,408

Intangibles and other assets

327,447

1,300,550

1,627,997

Deferred revenue

-

144,836

144,836

Current portion of convertible loan

-

3,573,896

3,573,896

Non-current portion of convertible loan

3,573,896

(3,573,896)

-

Contributed surplus

-

57,666

57,666

Retained earning (deficit)

124,075

(1,023,616)

(899,541)

Three months ended December 31, 2002:

Sales

4,062,577

(282,505)

3,780,072

Cost of sales

2,369,586

(24,136)

2,345,450

Sales and marketing

798,927

(37,490)

761,437

Administration

657,894

(88,035)

569,859

Amortization

122,032

68,450

190,482

Loss for the period

(123,747)

(201,294)

(325,041)

Loss per share

0.00

(0.01)

(0.01)

Nine months ended December 31, 2002:

Sales

10,508,653

(1,321,689)

9,186,964

Cost of sales

5,450,164

(295,711)

5,154,453

Sales and marketing

1,957,119

(101,605)

1,855,514

Administration

1,651,361

30,793

1,682,154

Amortization

274,092

68,450

342,542

Earnings (loss) for the period

572,114

(1,023,616)

(451,502)

Earnings (loss) per share

0.02

(0.04)

(0.02)

CRYOPAK INDUSTRIES INC.

Cost of Sales

Schedule 1

(Unaudited)

 Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Freight and brokerage fees

$

426,880

$

200,655

$

939,795

$

520,510

Purchases

1,113,023

734,640

2,344,996

1,982,987

Rent and utilities

88,886

62,466

207,592

170,995

Repair and maintenance

65,696

27,742

160,011

111,049

Testing charges

46,708

4,252

107,391

43,443

Warranty costs

2,830

3,240

38,821

6,623

Wages

601,427

208,259

1,355,847

632,055

Total cost of sales

$

2,345,450

$

1,241,254

$

5,154,453

$

3,467,662

#

CRYOPAK INDUSTRIES INC.

Operating Expenses

Schedule 2

(Unaudited)

Amended (note 13)

(Expressed in Canadian dollars)

Three months ended

Nine months ended

December 31,

December 31,

2002

2001

2002

2001

(Restated

(Restated

- note 2)

- note 2)

Sales and marketing expenses:

Bad debt

$

(553)

$

-

$

39,447

$

-

Marketing

119,248

114,063

389,583

300,568

Royalties

61,331

23,701

128,111

71,020

Salaries and benefits

375,623

214,959

825,846

498,653

Travel and entertainment

159,934

108,234

395,441

223,990

Vehicle

45,854

19,958

77,086

40,612

Total sales and marketing expenses

761,437

480,915

1,855,514

1,134,843

Administrative expenses:

Corporate printing and public
relations

71,126

71,028

208,233

189,305

Management and consulting fees

147,366

88,978

624,964

306,976

Office supplies and stationary

(16,796)

32,713

125,523

158,148

Professional fees

115,901

117,311

308,492

280,585

Rent

71,318

16,865

115,010

49,656

Salaries and benefits

149,948

27,526

215,048

72,145

Telephone

25,607

15,921

61,253

50,772

Filing, listing and transfer agent fees

5,389

5,695

23,631

17,027

Total administrative expenses

569,859

376,037

1,682,154

1,124,614

Total operating expenses

$

1,331,296

$

856,952

$

3,537,668

$

2,259,457

FORM 51-901F

RESTATED QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒ ☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com December 31, 2002
DATE OF REPORT (YY/MM/DD):	2003/07/28

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“John Morgan”

John Morgan

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

“John McEwen”

John McEwen

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

#

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 234,828
Consulting fees to arm’s length parties	332,470
Stock compensation expense	57,666
Total	$ 624,964

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $234,828 paid to two companies owned by two officers of the Company.

Royalties in the amount of $53,333 were paid to a current director and a former director of the Company.

3.

Summary of Securities Issued and Options Granted

Securities Issued:

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Private Placement
April 26/02	Common shares	7,500,000	$0.80	$6,000,000 Cash	$525,000

Exercise of Options
April 3/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Apr 26/02	Common shares	25,000	$0.50	$12,500 Cash	Nil
Sep 20/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Oct 10/02	Common shares	50,000	$0.50	$25,000 Cash	Nil
Nov 5/02	Common shares	48,000	$0.52	$24,960 Cash	Nil
Nov 8/02	Common shares	20,000	$0.65	$13,000 Cash	Nil

Bonus Shares for Guarantee of Line of Credit
May 14/02	Common shares	40,000	$0.50	Nil	Nil

Issuance of Earn-Out Shares
Oct 10/02	Common shares	300,000	N/A	N/A	Nil

Options Granted:

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Employee	125,000	$1.00	Mar 1/07	May 21/02
Employee	150,000	$1.00	May 21/07	May 21/02
Consultant	50,000	$0.75	Aug 1/07	Aug 1/02
Employees	130,000	$0.80	Aug 29/07	Aug 29/02
Employee	225,000	$0.91	Oct 1/06	Oct 1/02
Consultant	50,000	$0.91	Oct 1/03	Oct 1/02
Employee	20,000	$0.82	Oct 30/07	Oct 30/02
Rob Fetherstonhaugh	100,000	$0.95	Oct 30/07	Oct 30/02
Donald Lyons	100,000	$0.95	Oct 30/07	Oct 30/02
Robert Fisher	100,000	$0.95	Oct 30/07	Dec 9/02
John McEwen	150,000	$0.95	Oct 30/07	Dec 9/02

4.

Summary of Securities

Authorized Share Capital and Number of Shares Issued and Outstanding:

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
29,901,054	Shares issued and outstanding

List of Options, Warrants and Convertible Securities:

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	225,000	$0.50	February 17, 2003
	172,000	0.52	February 17, 2003
	50,000	0.91	October 1, 2003
	366,000	0.57	November 18, 2003
	750,000	0.76	March 19, 2004
	50,000	0.65	February 1, 2005
	316,000	0.57	February 1, 2005
	80,000	0.65	July 13, 2005
	147,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	170,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	225,000	0.91	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
	20,000	0.91	October 30, 2007
	450,000	0.95	October 30, 2007
Warrants	3,750,000	$ 1.25	April 26, 2003
	606,250	3.00	June 7, 2003
Convertible loan	1,212,500	$ 3.00	June 7, 2003
Earn-out shares	2,700,000	N/A

Shares in Escrow:

1,415,610 common shares

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John Morgan
John Morgan	Douglas Reid
John McEwen	Harley Sinclair
Ross Morrison	John McEwen
Robert Fisher	Charn Rai
Robert Fetherstonhaugh	Raj Gill
Donald Lyons	Vincent Migliore

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended December 31, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Comparative Figures

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The results of operations have been consolidated since the date of acquisition. The comparative figures for the three and nine months ended December 31, 2002 include the operational results of Ice-Pak only from the date of acquisition of Ice-Pak to December 31, 2002.  Accordingly, the reader should be aware that a comparison of the operation results for the two periods may not be meaningful.

Major Events Impacting the Business for the Quarter Ended December 31, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 55% over the prior year’s quarter and 35% over the prior year’s nine months,

•

Completed the acquisition of Ice-Pak for a purchase price of $5,869,387. Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003,

•

Arranged a new $6 million secured revolving credit facility with a Canadian chartered bank.

RESULTS OF OPERATIONS

Financial Highlights - For the Quarter Ended December 31

	3 months ended December 31		9 months ended December 31
	2002	2001	2002	2001

Sales	$3,780,072	$2,443,991	$9,186,964	$6,795,021

Gross profit	1,434,622	1,202,737	4,032,511	3,327,359

Earnings/(loss) from operations	(124,311)	240,453	90,807	745,400

Earnings/(loss) for the period	$(325,041)	$74,251	$(451,502)	$267,837

Earnings/(loss) per share	$(0.01)	$0.00	$(0.02)	$0.01
Weighted average common shares outstanding	31,439,252	21,133,968	29,646,885	21,131,836

Operating Results for the Quarter Ended December 31, 2002 Compared to December 31, 2001

Revenues - The Company’s quarterly sales increased to $3,780,072 from $2,443,991, an increase of 55%.  The year-to-date sales increased to $9,186,964 from $6,795,021, an increase of 35%.  The increase in sales for the nine months reflects the Company’s successful efforts to market its retail products, including the announced sales to Costco, and the addition of the Ice-Pak group of companies.  The sales for the quarter without the inclusion of Ice-Pak were $3,074,544 compared to $2,443,991 the previous year and $8,296,900 for the year compared to $6,795,021 in the previous year.

Gross Profit - Gross profit increased to $4,032,511 from $3,327,359 in 2001.  The gross profit percentage decreased to 44% from 49% in 2001.  The decrease in gross profit percentage is primarily due to an increase in freight costs.

Sales and Marketing Expenses - Sales and marketing expenses for the quarter increased to $761,437 from $480,915, an increase of 58% and for the nine months from $1,855,514 from $1,134,843, an increase of 64%. The increase is mainly due to the Company’s increased sales and marketing efforts, specifically, the hiring of two sales and marketing managers and an increase in travel by the sales group.

Administrative Expenses – Administrative expenses have increased from to $569,859 from $376,037 in 2001 for the quarter and to $1,682,154 from $1,124,614 for the nine month period.  The increase is primarily due to the integration costs related to the addition of the Ice-Pak group of companies.  For the nine month period, the increase is due primarily to the increase of management and consulting fees.

Depreciation and Amortization – Depreciation and amortization expense increased from $88,106 in 2001 to $190,482 in 2002.  The increase is mainly due to the amortization of the capital assets of the Ice-Pak group of companies.

Earnings/(loss) from Operations – Loss from operations was ($124,311) in the quarter compared to earnings of $240,453 in the previous year’s quarter.  This is due to the fact that sales and marketing and administration cost increases exceeded the Company’s increase in gross profit for the period.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest accrued on the convertible debenture, interest on capital leases and amortization of financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  In addition, the Company has retained the services of J. Pollack & Company (“Pollack”) of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to April 30, 2003.  Monthly consideration remains at $5,000USD.  Pollack provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At December 31, 2002, the Company had negative working capital of $3,100,553 as compared to positive working capital of $463,559 for the year ended March 31, 2002.  The decrease in working capital was primarily due to the inclusion of the convertible loan in current liabilities.

Accounts receivable at December 31, 2002 are $3,652,255 compared to $1,949,428 for fiscal year 2002.  Inventory totals $2,428,456, up from $838,052 at March 31, 2002.  The increased investment in accounts receivable and inventory is attributable to the increased sales volumes and the addition of the Ice-Pak companies.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

At December 31, 2002, the Company had a $6 million credit facility secured by accounts receivable and inventory, subject to margin limits.  At December 31, 2002 this limit was $3,081,000 and $2,729,840 was drawn on the line.  This facility is due on demand and bears interest at prime plus 1.0% per annum.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $48,799 comprised of computer equipment and software in the amount of $9,225, leasehold improvements in the manufacturing area of the plant totaling $8,063 and new manufacturing equipment in the amount of $31,511.

SUMMARY OF DEBT

Long term debt comprised of the convertible loan, notes payable to related parties and capital lease obligations.  These amounts are summarized below:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Long term	$ 766,717	$ -	$333,333	$433,384
Current portion	4,156,699	3,573,896	402,334	180,469
Totals	4,923,416	3,573,896	735,667	613,853
Equity portion of convertible loan	373,735	373,735	-	-
	$ 5,297,151	$ 3,947,631	$735,667	$613,853

(1)

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this financing were used primarily to finance the acquisition of the Northland companies.

(2)

The notes payable to related party totaled $735,667, of which $500,000 bears interest at HSBC prime plus 2%, and the balance is interest free.

(3)

The capital lease maturities range from July 31, 2004 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

OUTLOOK

The Company’s goal is to achieve growth, (i) internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base, to adding new customers and, (ii) by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packaging solutions.

In October 2002, the Company completed the purchase of the Ice-Pak group of companies.  The acquisition provides the Company with an Eastern location, an expanded product line up and the benefit of its experience with the retail and industrial segments of its business (see Note 12 to the consolidated financial statements).

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002, however, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net earnings/(loss) due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1.3 million of product to one customer in the nine months ended December 31, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel: 604-515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 31st  day of July, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

July 31, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position